Exhibit 99.1

NEWS RELEASE

February 25, 2021

Perpetua Resources Can Help Secure U.S. Production of Critical Mineral Antimony

BOISE, ID – Perpetua Resources Corp. (formerly Midas Gold Corp.) (Nasdaq: PPTA / TSX: PPTA) welcomes President Joe Biden’s recently issued Executive Order on securing America’s critical supply chains. Perpetua Resources is in the process of permitting America’s only mined source of antimony, a federally designated critical mineral for its use in the national defense, technology, and energy sectors. The Executive Order declares strengthening the resilience of the American supply chain as a policy of the Administration and requires that over the next one hundred days supply chain risks and policy recommendations be brought forward regarding semiconductor manufacturing, high-capacity batteries, critical minerals, and pharmaceuticals.

“Securing our country’s critical supply chains is a bi-partisan effort we can all support,” said Perpetua Resources President and CEO Laurel Sayer. “President Biden’s Executive Order places critical minerals in the national spotlight, and antimony is a key mineral in three out of the four areas the President has directed federal officials to focus on over the next 100 days. We are encouraged by the recognition that responsible, domestic sourcing of minerals like antimony is essential to building resilient supply chains and a stronger, more sustainable, American future.”

Antimony strengthens alloys and makes them resistant to corrosion. Its properties make it a highly valuable mineral for many applications across a wide range of sectors. It is used in munitions for national defense, flame retardants, wind and hydro turbines, solar panels, large storage batteries, spaceships, cell phones, semiconductors, plastics and cable sheathing. Currently, there are no U.S. mined sources of antimony, China and Russia dominate the antimony supply with more than 80 percent of the world’s production. Perpetua Resource’s Stibnite Gold Project in Idaho could supply approximately thirty percent of the American demand for antimony in the first six years of production.

Jessica Largent

Vice President Investor Relations and Finance

jessica.largent@perpetuacorp.us

Info@perpetuacorp.us

Mckinsey Lyon

Vice President External Affairs

media@perpetua.us

Website: www.perpetuaresources.com

405 S 8th Street #201, Boise, ID 83702	1

About Perpetua Resources and the Stibnite Gold Project

Perpetua Resources Corp., through its wholly owned subsidiaries, is focused on the exploration, site restoration and redevelopment of gold-antimony-silver deposits in the Stibnite-Yellow Pine district of central Idaho that are encompassed by the Stibnite Gold Project. The Project is one of the highest-grade, open pit gold deposits in the United States and is designed to apply a modern, responsible mining approach to restore an abandoned mine site and produce both gold and the only mined source of antimony in the United States. Antimony is a federally designated critical mineral for its use in the national defense, aerospace and technology sectors. In addition to the company’s commitments to transparency, accountability, environmental stewardship, safety and community engagement, Perpetua Resources adopted formal ESG commitments which can be found here.

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